UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 6, 2023, the Board of Directors (the “Board”) of Skillful Craftsman Education Technology Limited (the “Company”) received a resignation letter from Mr. Xiaofeng Gao to resign from his position as the Co-Chief Executive Officer (“CEO”) of the Company, effective immediately. Mr. Gao indicated that his resignation as Co-CEO is not because of any disagreement with the Company, its management or its directors, and Mr. Gao will remain as a director and Chairman of the Board of the Company.

On September 6, 2023, the Company entered into an employment agreement (the “Fu Agreement”) with Mr. Bin (Bill) Fu to employ him as the Chief Executive Officer of the Company. Mr. Fu has served as the Co-CEO of the Company since May 2021. The Fu Agreement provides that Mr. Fu will receive compensation in the amount of US$60,000 per year payable monthly and a special restrict stock unit grant valued at US$90,000 to be paid in ordinary shares of the Company, calculated upon the closing price of the grant date which shall be within 60 days of the date of Fu Agreement and shall vest on September 6, 2024. As Mr. Fu did not receive any compensation from the Company for serving as its Co-CEO since May 2021, the Company also agreed to grant him 150,000 ordinary shares of the Company as his compensation from March 2021 to August 2023. The term of the Fu Agreement is for one (1) year which shall automatically renew for successive one year terms, unless either party provides a 30 day written notice prior to the expiration date of each term to notify the other party of non-renewal of the Fu Agreement.

On September 6, 2023, the Company entered into an employment agreement (the “Chen Agreement”) with Mr. Dawei Chen to employ him as the Chief Financial Officer (“CFO”) of the Company. Mr. Chen has served as the CFO of the Company since August 2021 and served as Chief Strategy Officer (“CSO”) of the Company from January 2021 to August 2021. The Chen Agreement provides that Mr. Chen will receive compensation in the amount of US$60,000 per year payable monthly and a special restrict stock unit grant valued at US$90,000 to be paid in ordinary shares of the Company, calculated upon the closing price of the grant date which shall be within 60 days of the date of Chen Agreement and shall vest on September 6, 2024. As Mr. Chen did not receive any compensation from the Company for serving as its CSO and CFO since January 2021, the Company also agreed to grant him 150,000 ordinary shares of the Company as his compensation from January 2021 to August 2023. The term of the Chen Agreement is for one (1) year which shall automatically renew for successive one year terms, unless either party provides a 30 day written notice prior to the expiration date of each term to notify the other party of non-renewal of the Chen Agreement

The foregoing descriptions of the Fu Agreement and Chen Agreement (collectively, the “Agreements”) are only a summary of the terms of the Agreements and do not purport to be a complete description of such documents, and are qualified in their entirety by reference to the Agreements, copies of which are attached as exhibits hereto and incorporated by reference.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Executive Employment Agreement by and between Skillful Craftsman Education Technology Limited and Bin Fu dated September 6, 2023.
99.2	Executive Employment Agreement by and between Skillful Craftsman Education Technology Limited and Dawei Chen dated September 6, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: September 12, 2023